NATIXIS FUNDS TRUST II

September 29, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust II

Post-Effective Amendment No. 151

(File Nos.: 002-11101 and 811-00242)

Dear Sir or Madam:

On behalf of Natixis Funds Trust II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 151 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The enclosed Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on September 30, 2010.

The Registrant is filing the Amendment on behalf of one of its series, the Loomis Sayles Multi-Asset Real Return Fund, to incorporate changes made in response to the staff of the Securities and Exchange Commission and to make other non-material changes to disclosure made in the Registrant’s July 16, 2010 485(a) filing. The Amendment does not contain disclosure that, in our view, would render it ineligible to become effective pursuant to Rule 485(b).

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary